Filed by Liberty Global Corporation Limited
Registration Statement File No. 333-187100
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.
Commission File No.: 000-50886

Liberty Global, Inc.
Commission File No.: 000-51360

Additional Information and Where to Find it
Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Inc. (Liberty Global) Virgin Media Inc. (Virgin Media) or Liberty Global Corporation Limited (New Liberty Global). In connection with the proposed acquisition of Virgin Media by Liberty Global, Liberty Global and Virgin Media have filed with the Securities Exchange Commission (SEC) and mailed to their respective stockholders a joint proxy statement/prospectus, and New Liberty Global has filed a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and New Liberty Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.
The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global's directors and executive officers is available in its Form 10-K/A filed with the SEC by Liberty Global on April 25, 2013, and information regarding Virgin Media's directors and executive officers is available in its Form 10-K/A filed with the SEC by Virgin Media on April 24, 2013. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements
This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to shareholder returns, our expectations with respect to future growth prospects, and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the ability to finance the transaction (including the completion of the debt financing), the ability to successfully operate and integrate the Virgin Media operation and realize estimated synergies, as well as other factors detailed from time to time in Liberty Global’s and Virgin Media’s filings with the Securities and Exchange Commission (“SEC”) including our most recently filed Forms 10-K/A and 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
The following is a transcript of a video by Mike Fries, President and CEO of Liberty Global, which was posted on Virgin Media's intranet on May 9, 2013.

MerchantCantos - Video transcript

Internal Communication only

Tom Mockridge to become CEO of Virgin Media
Mike Fries: Hi, I'm Mike Fries, CEO of Liberty Global, speaking to you from Surrey where we're at a strategy conference with other Liberty Global executives and I'm really excited to be here with Tom Mockridge, who we've just announced will be the new CEO of Virgin Media upon the closing of that transaction.
Tom and I have known each other for over 15 years. He's a fantastic executive. He has an amazing track record working with News Corp for over two decades, in at least five different countries managing complex operations and very competitive and dynamic media markets. He's a perfect choice for this job. He's a thoughtful leader. He's a great listener. He happens to be a Kiwi just like Neil, but that's a coincidence, nothing more.
Neil has done a fantastic job of course and I have great respect for Neil. We're going to miss him, we're all going to miss him a ton. But I'm really confident about putting the company in the hands of Tom Mockridge here and I would like to introduce him to you now and have him say a couple of words.
Tom Mockridge: Thanks, Mike. Thanks for those very generous words. Could I join you in first acknowledging the great role that Neil played at Virgin Media. The business has truly achieved world-class success in the last five years and that's something that I've seen as an outsider and it's been recognised across the sector and I think that's clearly down to the leadership of Neil and the whole team, of everyone at Virgin.
Look, it's a privilege for me to be joining this business, the market leader in the communications and media segment. It's a great brand, well executed, a very customer-focused business and really I want to work with you to maintain that success. It's not about changing the things that Virgin Media has been doing. It's going to be about working with Liberty Global, with Mike and his team and the great resources and skills and experience they can bring from across the European markets to further grow the Virgin Media business and also about opportunities for people in Virgin Media to look at the European markets and both contribute and to learn from those.
So for me it's a privilege to be joining the company and I'm absolutely looking forward to it and I thank Mike very much for the opportunity. And I've met his team at Liberty Global and they're good people. And now I'm beginning to meet the team at Virgin Media and I'm sure we're going to find a lot in common and we'll have a great cooperation going forward.
MF: So the transaction as you maybe know is set to close in early June. Tom will be, I think, with Neil travelling around a little bit and listening and getting to know you over the next several weeks. So look out for him and we'll speak to you soon.

3